NET INVESTMENT INCOME MAINTENANCE AGREEMENT

This Agreement is effective as of March 17, 2009, by and among Allianz Investment Management LLC (the “Investment Adviser”), Allianz Life Financial Services, LLC (the “Distributor”), and Allianz Variable Insurance Products Trust (the “Trust”), a Delaware statutory trust, on behalf of the AZL Money Market Fund (the “Fund”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end diversified management company of the series type, and the Fund is a series of the Trust; and

WHEREAS, the Trust and the Investment Adviser have entered into (i) an Investment Management Agreement (the “Management Agreement”), pursuant to which the Investment Adviser renders investment advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund, and (ii) an Amended Expense Limitation Agreement, pursuant to which the Investment Adviser has agreed to limit the Fund’s aggregate expenses to 0.87% of the Fund’s average daily net assets; and

WHEREAS, the Trust and the Distributor have entered into a Distribution Agreement, pursuant to which the Distributor acts as the exclusive distributor of the Fund and receives compensation pursuant to the Fund’s Rule 12b-1 Distribution Plan; and

WHEREAS, the Trust and the Investment Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the Fund’s daily Net Investment Income (defined below) at or in excess of zero.

NOW, THEREFORE, the parties hereto agree as follows:

1.	Net Investment Income Maintenance.

1.1.
Fund Investment Income. Fund Investment Income includes interest and dividends, net of foreign withholding taxes, plus income from securities lending activities, if applicable, but does not include realized and unrealized gains or losses on investment and foreign currencies.

1.2.
Fund Operating Expenses. Fund Operating Expenses are the aggregate expenses of every character incurred by the Fund in any fiscal year, including but not limited to investment advisory fees of the Investment Advisor (but excluding interest, taxes, brokerage commissions and other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Fund’s business). Fund Operating Expenses also do not include “acquired fund fees and expenses” as defined in SEC Form N-1A, as amended from time to time.

1.3.
Net Investment Income. Fund Investment Income, minus Fund Operating Expenses, equals Net Investment Income. If the Fund’s Net Investment Income on any day is below zero, the Investment Adviser shall waive its advisory fee or

1.4.	reimburse the Fund an amount (the “Expense Waiver”) sufficient to produce a Net Investment Income of zero.

1.5.
Method of Computing the Expense Waiver. Each day the Fund Operating Expenses shall be subtracted from the Fund Investment Income to produce the daily Net Investment Income. If the daily Net Investment Income is below zero for any day, the Investment Adviser shall first waive or reduce its advisory fee for such day by an amount sufficient to bring the Net Investment Income to zero. If the amount of the waived or reduced advisory fee for such day is insufficient to bring the Net Investment Income to zero, the Investment Adviser shall also pay Fund expenses or reimburse the Fund an amount that, together with the waived or reduced advisory fee, is sufficient to bring the Net Investment Income to zero.

1.6.
Right of Recovery. Any amount waived, reimbursed or paid by the Investment Adviser under this Agreement shall be an obligation of the Fund to the Investment Adviser, and shall be payable on any day on which the Fund’s Net Investment Income exceeds zero. If and to the extent that such recovery payment by the Fund to the Investment Adviser would cause the Fund’s Net Investment Income to fall below zero, such payment shall be deferred until such date on which the payment would not cause the Fund to have a Net Investment Income of less than zero. However, the Investment Adviser’s right to receive such recovery payment expires three years after the end of the fiscal year in which the waiver, reimbursement, or payment took place.

1.7.
Payment. Any payment required by the Investment Adviser as an Expense Waiver under paragraph 1.4, and any payment required by the Fund as a recovery payment under paragraph 1.5, is due to the other party within 30 days after each month-end. Payments hereunder shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on recovery payments.

1.8.
Operating Expense Limit. Any recovery payment by the Fund to the Investment Adviser shall not cause Fund Operating Expenses for the Fund’s full year of operations to exceed 0.87% of the Fund’s average daily net assets.

1.9.
Waiver of Right to Reimbursement. Section 2 of the Amended Expense Limitation Agreement entitles the Investment Adviser to reimbursement from the Fund for advisory fees waived or reduced and other payments remitted by the Investment Adviser under that agreement. If and to the extent that such reimbursement by the Fund to the Investment Adviser would cause the Fund’s Net Investment Income to fall below zero, such reimbursement shall be deferred until such date on which the reimbursement, together with any recover payments under paragraph 1.5 above, would not cause the Fund to have a Net Investment Income of less than zero.

2.	The Distributor.

In connection with the obligation of the Investment Adviser to maintain the Fund’s Net Investment Income as set forth in section 1 herein, the Distributor may waive its Rule 12b-1 fees contemplated by the Distribution Agreement, and shall have the same rights to be reimbursed by the Fund as the Investment Adviser, as set forth in Section 1 above, to the extent that the Investment Adviser has not already been reimbursed by the Fund for its payment of Rule 12b-1 fees.

3.	Term and Termination of the Agreement.

This Agreement shall continue in effect for a period of one year from the date of its effective date and from year to year thereafter provided such continuance is specifically approved by a majority of the trustees of the Trust who (i) are not "interested persons" of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement. This Agreement will terminate upon the termination of the Management Agreement.

4.	Miscellaneous.

4.1.
Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

4.2.
Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust's Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust's Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

4.3.
Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory or Rule 12b-1 fees, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Management Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Management Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST

By:  /s/ Jeffrey Kletti
Name: Jeffrey W. Kletti
Title: President

ALLIANZ INVESTMENT MANAGEMENT LLC

By: /s/ Brian Muench
Name: Brian Muench
Title: Vice President

ALLIANZ LIFE FINANCIAL SERVICES, LLC

By: /s/ Robert De Chellis
Name: Robert De Chellis
Title: President